Joseph J. Tomasek, Esq.
77 North bridge Street
Somerville, New Jersey 08876

August 24, 2007

VIA EDGAR, OVERNIGHT DELIVERY AND TELECOPY
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20005

Attention:  Ms. Kathleen Collins
Accounting Branch Chief

Re:	Magnitude Information Systems, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 2, 2007 File No. 000-32485
Dear Ms. Collins:

In response to the Staff’s telephone comments to the undersigned, on behalf of Magnitude Information Systems, Inc. (the “Company”), we are filing via EDGAR today Post-Effective Amendment No. 2 to the Company’s registration statements on Form SB-2, employing a Rule 429 combination prospectus (the “Post Effective Amendment”). The Post Effective Amendment contains revisions responsive to the comments set forth in the Staff’s letter to the Company, dated July 24, 2007, as well as the Company’s updated financial statements: the consolidated financial statements for the six month period ended June 30, 2007 (unaudited), and the audited financial statements for the fiscal years ended December 31, 2006 and 2005.

The Company has previously filed via EDGAR on August 8, 2007 Amendment No. 1 to its Form 10-KSB for the fiscal year ended December 31, 2006, containing revisions responsive to the Staff comments, Nos. 1,2 and 4 set forth in the Staff’s July 24, 2007 comment letter; the Amendment filed today contains the updated disclosures also contained in the filed August 8, 2007 Post-Effective Amendment No. 1 but also includes the updated financial statements noted above.

In response to the Staff’s request, we are mailing paper copies of:

(A) three (3) paper copies of the Amendment, marked to show all modifications

(B) Three (3) copies of the Staff’s July 24, 2007 comment letter, containing 4 comments, and

(C) Three (3) copies of the undersigned’s letter to the Staff, dated August 7, 2007, responding to the Staff’s July 24, 2007 comment letter.

The only Staff comment addressing the Company’s Form SB-2 registration statement in its July 24, 2007 letter, was Comment No. 3:

3.
We also note that the unsigned auditor’s opinion was included in your recently filed Form SB-2, which was declared effective on February 16, 2007.  In light of the required amendment to the Form 10-KSB, tell us what consideration you are giving to filing a post effective amendment to this registration statement.

The Amendment filed today includes the required conformed signature of the auditor’s opinion. The Amendment also contains certain updates of financial disclosure and share information, all detailed in an “Explanatory Note” found at Page Two of the Amendment:

EXPLANATORY NOTE
This Post Effective Amendment amends the Company’s registration statement on Form SB-2, declared effective on February 16, 2007 by the U.S. Securities and Exchange Commission (the “Original Filing”). The Company is filing this Post Effective Amendment for the purposes of: filing a signed accountant’s report and updating the financial disclosures to include such auditor’s report and audited financial statements for the fiscal years ending December 31, 2006 and 2005, as well as the unaudited financial statements of the Company for the quarterly period ended June 30, 2007, and to update the disclosures contained in the following sections: the market share price information as of August 3, 2007 at first page of preliminary prospectus and date; the stock market prices for first and second quarters of 2007 in the section, “Market for Registrant’s Common Equity at page 12; the information in the Summary of Offering section, at pages 5 and 6; the financial disclosure and share information in the “Risk Factors” section by including financial results for the fiscal year ended December 31, 2006 and the results for the quarterly period ending June 30, 2007, as well as updating the Company’s share information as of April 30, 2007 at pages 7 through 10; the share information as of July 31, 2007 in the section “Shares Eligible for Future Sale” at page 19; the share information as of July 31, 2007 in the section “Description of Capital Stock” at page 27; the section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” by including the Results of Operations for the quarterly period ending June 30, 2007 and for the fiscal years ending December 31, 2006 and 2005, and including the disclosures for Liquidity and Capital Resources as of the quarterly period ending June 30, 2007; the section “Recent Sales of Unregistered Securities” at page 84 by including disclosures of private placement transactions during the fiscal year ending December 31, 2006 and for those occurring during the quarterly periods ending March 31, 2007 and June 30, 2007; and to file a new Auditor’s consent. Except as described above, this Post Effective Amendment does not amend any other information set forth in the Original Filing.

Very truly yours,

/s/ Joseph J. Tomasek
Joseph J. Tomasek, Esq.

cc:   Commission Staff:
David L. Orlic
Patrick Gilmore